

23000883

~~Washington, D.C. 205 __~~

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68785

SEC Mail Processing

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY 　　　　　Washington, DC　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Philpott Ball & Werner, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___11325 North Community House Road, Suite 430___
　　　　　　　　　　　　　　　　　(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas W Berry	704-358-8094	nberry@pbandw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___GreerWalker LLP___
　　　　　　　　(Name – if individual, state last, first, and middle name)

227 West Trade St., Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

June 7, 2005		2324	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Nicholas W Berry_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Philpott Ball & Werner, LLC_____, as of _____December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____Managing Director_____

Notary Public

> Cheryl Blethen
> NOTARY PUBLIC
> Mecklenburg County, NC
> My Commission Expires March 19, 2027

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition with
Report of Independent Registered Public Accounting
Firm

Philpott Ball & Werner, LLC

As of December 31, 2022



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Philpott Ball & Werner, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Philpott Ball & Werner, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Philpott Ball & Werner, LLC's auditors since 2021.

GreerWalker

Certified Public Accountants
February 17, 2023
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Philpott Ball & Werner, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	1,146,512
Accounts receivable, net		132,931
Prepaid expenses		1,542
Property and equipment, net		3,029
Total assets	$	1,284,014

Liabilities and Member's Equity

Payable to Parent	$	342,277
Total liabilities		342,277
Member's equity		941,737
Total liabilities and member's equity	$	1,284,014

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement

December 31, 2022

1.   Organization

Philpott Ball & Werner, LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Philpott Ball & Werner, Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm headquartered in Charlotte, NC, with an office in Beverly, MA serving small and middle-market companies. The Company offers unbiased advice and assistance to clients regarding mergers and acquisitions and select transaction financing.

2.   Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company's cash balances exceeded the Federal Deposit Insurance Corporation's insured amount of $250,000 by $896,512 at December 31, 2022.

Accounts Receivable
Accounts receivable are for amounts billed and receivable from clients in connection with investment banking activities. Accounts receivable are considered past due based on contractual and invoice terms. The Company provides an allowance for doubtful accounts based on a review of receivables. As of December 31, 2022, the Company considered all remaining accounts collectible and, therefore, no allowance has been provided.

Property and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method. Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company has determined it does not have any material unrecognized tax benefits or obligations as of December 31, 2022. The Company believes it is no longer subject to income tax examinations for years prior to 2019.

Member's Equity

The Company has one class of member's equity and it is owned 100% by the Parent.

Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2022, through the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3.   **Property and Equipment**

The following is a summary of property and equipment at December 31, 2022:

	Useful Lives		
Computers and office equipment	3-5 years	$	18,234
Accumulated depreciation			(15,205)
Property and equipment, net		$	3,029

4.   **Related Party Transactions**

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, office expenses, utilities, employees and telephones. Amounts due to the Parent at December 31, 2022 were $342,277 related to this agreement.

5.   **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6^{2/3}$% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $804,235 which was $781,417 in excess of requirement minimum net capital of $22,818, and its ratio of aggregate indebtedness to net capital was .4256 to 1.

6.   **Other Accounting Pronouncements**

Other accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

The accompanying notes are an integral part of this financial statement.



11325 N. Community House Rd.   50 Dunham Road
Suite 430   Suite 1450
Charlotte, NC 28277   Beverly, MA 01915
Tel: 704 358 8094   Tel: 978 526 4200
Fax: 704 358 0021   Fax: 978 526 4299

February 22, 2022

Confidential

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010di
100 F Street, NE
Washington, DC 20549

Enclosed please find a copy of Philpott Ball & Werner, LLC's (SEC # 8-68785) Audited Statement of Financial Condition for the twelve month period ending December 31, 2022 and a copy of the full set of financial statements and supplementary information for which we request confidential treatment.

Should you have any questions, please do not hesitate to contact me (704-358-8094) or Ted Werner (978-857-0591).

Sincerely,

PHILPOTT BALL & WERNER, LLC

Nicholas Berry
Managing Director